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Hayden M.

Chief Operations Officer at Hiero 2, Inc

Greater Los Angeles Area · 167 connections · **Contact info**

Hiero 2, Inc

Beverly Hills High School

About

Experienced Chief Operating Officer with a demonstrated history of working in the internet and entertainment industry. Skilled in Project Management, Design, Social Media Advertising, and Operations. Strong business development professional graduated from Beverly Hills High School.

Experience

Chief Operating Officer

Hiero 2, Inc

Jul 2017 – Present · 2 yrs 1 mo

Greater Los Angeles Area

Hiero 2, Inc creates branded emoji keyboard suites for Athletes, Brands, and Celebrities using a proprietary Content Management System. My position as Chief Operations Officer is to make sure construction of these suites runs smoothly and the apps launch without a hitch.

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Operations Director

Stikoji Inc.

Apr 2016 – May 2017 · 1 yr 2 mos

Greater Los Angeles Area

Operations Coordinator at a start up that creates premium, high tech emojis. I handle the coordination and communication between the various parts of the company, making sure the artists have the appropriate work and workload, making sure the tech teams and sales teams are in sync, as well as hire outside contractors when we need other work done.... See more

Onsite Operations Manager

White Cross Arts, LLC

Jan 2016 – Apr 2016 · 4 mos

I travel around the world to different countries and work with artists to promote and expand their works, as well as manage all other activities on the foreign side. If its here, I make sure it works. Even when I have little to no internet.

Owner

Pollo Diablo Hot Sauce

May 2015 – Dec 2015 · 8 mos

Greater Los Angeles Area

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Licensing and Merchandising Coordinator

Genius Brands International Inc (GNUS)

Nov 2013 – May 2015 · 1 yr 7 mos

Beverly Hills

Initially starting out an an intern, I manage all of the licensing and merchandising coordination for Genius Brands International.

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Education

Beverly Hills High School

2007 – 2011

Volunteer Experience

Mentor

The Young Storytellers Foundation

Jan 2014 – Mar 2014 · 3 mos

Children

I mentored a someone over the course of 10 weeks to help write a short screenplay that was preformed live.

Skills & Endorsements

Management · 9

Patrick Gillham and 8 connections have given endorsements for this skill

Marketing · 8

Doron Ofir, CSA and 7 connections have given endorsements for this skill

Digital Media · 7

Patrick Gillham and 6 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (2)**

Camren Crose

I am an experienced Copy Editor and Writer looking for work in content development remotely or in Nor-Cal

February 18, 2015, Hayden worked with Camren but at

An absolute perfectionist, Camren Crose is someone who will accomplish any task with 100% accuracy. No one is as focused as Camren when it comes to finishing a task she is assigned, and doing so accurately. Along her articulate writing style, and her amazing research skills, she has also proved to be a... **See more**

  

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Shelly Hof
Licensed Realtor
February 18, 2015, Hayden reported directly to Shelly

Shelly is one of the hardest working and most creative individuals I know. Skilled in socializing and thinking outside the box, there is no problem that Shelly cannot solve. But don't ask me, her charm will win you over in an instant. She is also the greatest mother in the world.

